SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, January 10, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today provides an Investor Update on its expectations for the fourth quarter of 2021. The information below is preliminary and unaudited. The Company will discuss its 4Q21 results in a conference call on February 17, 2022.

Overall Commentary

•     GOL expects a Loss Per Share (EPS) and a Loss Per American Depositary Share (EPADS) for 3Q21 of approximately R$1.33[1] and US$0.48[1], respectively.

•     EBITDA margin for the quarter is expected to be approximately 35%², an increase in relation to the quarter ended in December 2020 (29.5%²).

•     Passenger unit revenue (PRASK) for the fourth quarter is expected to be up approximately 35% year over year.

•     Non-fuel unit costs (CASK ex-fuel) are expected to decrease by approximately 12%[2] in relation to the fourth quarter of the prior year, primarily due to increased productivity (increase in ASKs, aircraft utilization and operating efficiency), partially offset by increased depreciation from ten net additional aircraft in the fleet. Fuel unit costs (fuel CASK) are expected to increase by approximately 55% year-over-year, driven by a 75% increase in the average fuel price which was partially offset by a more fuel efficient fleet resulting in a 5% reduction in fuel consumption per flight hour. On a constant fuel unit cost basis to the quarter ended December 2020, the EBITDA margin for the quarter would have been approximately 39%².

•     GOL’s financial leverage, as measured by the Net Debt3/EBITDA[5] ratio, was approximately 5.6x at the end of the December 2021 quarter (4.7x in IFRS-16). The Company amortized approximately R$200 million of debt in the quarter, and total liquidity at quarter-end is expected to be at R$3.6 billion.

Preliminary and Unaudited Projection

EBITDA Margin[2]

EBIT Margin[2]

Other Revenue (cargo, loyalty, other)

Average fuel price per liter

Average exchange rate

Passenger unit revenue (PRASK)

CASK Ex-fuel[2,4]

Total Demand – RPK

Total Capacity – ASK

Total Capacity – Seats

December Quarter 2021 ~35% ~28% ~7% of total net revenues ~R$4.11 R$5.58 December Quarter 2021 vs. December Quarter 2020 Up ~35% Down ~12% Up 15.4% Up 13.2% Up 20.9%

1.	Excluding gains and losses on currency and Exchangeable Senior Notes.
2.	Excluding non-operating expenses and depreciation related to fleet idleness and personnel costs not directly related to operations of approximately R$804 million in 4Q21 and R$665 million in 4Q20.
3.	Including 7x annual aircraft lease payments and excluding perpetual bonds.
4.	Cash and cash equivalents, restricted cash, accounts receivables and deposits (does not include unencumbered assets).
5.	4Q21E EBITDA annualized.

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Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer